UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F  ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

INCORPORATION BY REFERENCE

(1) Exhibit 99.1 to the Form 6-K of Endeavour Silver Corp. furnished on March 9, 2016 relating to the NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico dated March 3, 2016, (2) Exhibit 99.1 to the Form 6-K of Endeavour Silver Corp. furnished on March 9, 2016 relating to the NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico dated March 3, 2016 (3) Exhibit 99.1 to the Form 6-K of Endeavour Silver Corp. furnished on March 9, 2016 relating to the NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico dated March 3, 2016 and (4) Exhibit 99.4 to the Form 6-K of Endeavour Silver Corp. furnished on April 16, 2016 relating to the Company’s Information Circular is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No.  333-196981) of Endeavour Silver Corp., as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: April 22 2016	By:	/s/ Bradford Cooke
Bradford Cooke
	Title:	CEO